Exhibit 99.1

Silvercorp Announces Filing of PEA for Condor Gold Project in Ecuador

Trading Symbol:      TSX/NYSE American: SVM

VANCOUVER, BC, Feb. 2, 2026 /CNW/ - Silvercorp Metals Inc. ("Silvercorp" or the "Company") (TSX: SVM) (NYSE American: SVM) (the "Company") announces the filing of its Preliminary Economic Assessment for the Condor gold project (the "Project") in Ecuador titled: "Independent Technical Report for the Condor Gold Project, Zamora Chinchipe Province, Ecuador" (the "Technical Report"). The Technical Report is effective November 30, 2025 and was prepared by SRK Consulting (Canada) Inc.

The Technical Report was prepared in accordance with the Canadian Securities Administrators' National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101") and can be found on the Company's website at www.silvercorpmetals.com and under the Company's profile at www.sedarplus.ca and EDGAR at www.sec.gov/edgar.

Qualified Persons

The qualified persons for the Technical Report are Mr. Mark Wanless, FGSSA, Pr.Sci.Nat, Principal Geologist with SRK Consulting (Canada) Inc., Mr. Benny Zhang, M.Eng., P.Eng., Principal Mining Engineer with SRK Consulting (Canada) Inc., Mr. Sean Kautzman, P.Eng, Principal Mining Engineer with SRK Consulting (Canada) Inc., Dr. Jianhui Huang, Ph.D., P.Eng , Principal Process Engineer with Tetra Tech Canada Inc., Dr. Jinxing Ji, P.Eng., Metallurgist with JJ Metallurgical Services, Mr. Chris Johns, P.Eng, Principal Geotechnical Engineer with Tetra Tech Canada Inc. and Mr. Mark Liskowich, PGeo, associate Principal Environmental Consultant SRK Consulting (Canada) Inc. The specific sections for which each qualified person is responsible will be outlined in the Technical Report. All such qualified persons have reviewed the technical content relevant to the sections of the Technical Report for which they are responsible included in this news release for the deposit at the Project and have approved its dissemination.

This news release has been reviewed and approved by Guoliang Ma, P. Geo., Manager of Exploration and Resource of the Company who is the designated qualified person for the Company.

About Silvercorp

Silvercorp is a Canadian mining company producing silver, gold, lead, and zinc with a long history of profitability and growth potential. The Company's strategy is to create shareholder value by 1) focusing on generating free cash flow from long life mines; 2) organic growth through extensive drilling for discovery; 3) ongoing merger and acquisition efforts to unlock value; and 4) long term commitment to responsible mining and ESG. For more information, please visit our website at www.silvercorpmetals.com.

For further information
Silvercorp Metals Inc.
Lon Shaver, President
Phone: (604) 669-9397
Toll Free 1(888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorpmetals.com

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SOURCE Silvercorp Metals Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/February2026/02/c8978.html

%CIK: 0001340677

CO: Silvercorp Metals Inc.

CNW 19:01e 02-FEB-26